UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 5, 2008, Wavecom S.A. (“Wavecom” or the “Company”) sent the following letter to its customers, partners and suppliers.

Wavecom security holders, other investors and employees are urged to read carefully the Tender Offer Statement on Schedule TO when it is filed by Sierra Wireless with the U.S. Securities and Exchange Commission (the “SEC”) and the note d’information when it is filed by Sierra Wireless with the Autorité des Marchés (the “AMF”), as well as the Schedule 14D-9 when it is filed by Wavecom with the SEC and the note en réponse when it is filed by Wavecom with the AMF, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders, other investors and employees will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com) and such materials filed by Wavecom will also be available for free at Wavecom’s website (www.wavecom.com).

Dear Customer, Partner or Supplier to Wavecom,

As you may have heard, Canadian-based Sierra Wireless announced on December 2, 2008 that it has agreed to acquire Wavecom in a friendly deal. We believe that the combination of Sierra Wireless and Wavecom is a natural fit and one that lends itself well to creating a global leader in Wireless Data.

Below is some publicly-available information about the proposed transaction and a summary of what the benefits of combining the two businesses could yield.

An attractive and friendly offer.

— Sierra Wireless offering to acquire Wavecom for €8.50 per share

—  108% premium to price of October 3

—  21% premium to Gemalto’s offer of October 6

— Wavecom is in full support of the transaction:

—  Company has signed a Memorandum of Understanding and recommends the offer

—  Founders have agreed to tender their shares in support of the transaction

— OCEANE (convertible bond) holders are offered €31.93 per bond

—  2% premium over redemption value

Sierra Wireless and Wavecom have very complementary businesses.

A global leader in wireless modems for mobile computing and M2M.	A global leader in M2M embedded modules and solutions.
#1 market share in North America: — USB modems, PC cards — M2M Gateways — 3G embedded modules	Most advanced and comprehensive product offering in the industry: — M2M embedded modules & systems — Application platforms and tools — Automotive dedicated product line
Recognized technology leadership: — Advanced wireless standards — Data performance and reliability	Recognized innovation leadership: — Integrated devices – Wireless CPU® — Embedded intelligence – Open AT®, inSIM®, IDS, M2M Studio
Key supplier to market leading mobile network operations and OEMs globally: — Mobile computing — Networking — Industrial automation — Energy	Strong position in key M2M vertical markets: — Automotive — Security — Energy — Fleet
Strong relationships with global mobile network operators

What will the combination of the two companies bring?

The most comprehensive product portfolio in the industry

— PC adapters

— 2G, 3G and multi-mode modules

— M2M & Automotive terminals, software and solutions

Main Benefits for our Customers and Business Partners	— Global reach and support — Most advanced technology, products and services — Deep vertical application expertise — World class supply chain — Financial strength

Significant presence	and market share in all regions globally

Strong relationships	with leading mobile network operators

Market leading OEM customers	in key segments

Clear leadership	in advanced wireless data technology and innovation

Unparalleled research and development capabilities	in multiple market segments

Financial strength	Estimated combined revenue of nearly $750 million in 2008

I hope that this helps you to understand the rationale of Wavecom joining Sierra Wireless and furthermore hope you agree that, assuming it is successful, the combined entity could benefit all of Wavecom’s stakeholders. The management teams expect the transaction to be completed sometime within the first quarter of 2009.

Wavecom has always been about its customers and the people we hire to serve those customers. These people are here to continue giving you the support you’ve come to expect and deserve.

Best regards

Wavecom

This letter contains forward-looking statements, within the meaning of the U.S. securities laws, including with respect to the offers for the shares, ADSs and OCEANEs of Wavecom, the future business performance of Wavecom and Sierra Wireless, their financial results and objectives and the successful completion of the transaction. Risks, including those described in Wavecom’s and Sierra Wireless’ regulatory filings and in particular, future economic and market conditions, could cause actual results to differ materially from these statements.

Wavecom security holders, other investors and employees are urged to read carefully the Tender Offer Statement on Schedule TO when it is filed by Sierra Wireless with the U.S. Securities and Exchange Commission (the “SEC”) and the note d’information when it is filed by Sierra Wireless with the Autorité des Marchés (the “AMF”), as well as the Schedule 14D-9 when it is filed by Wavecom with the SEC and the note en réponse when it is filed by Wavecom with the AMF, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders, other investors and employees will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com) and such materials filed by Wavecom will also be available for free at Wavecom’s website (www.wavecom.com).

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